Exhibit 99.1

SilverCrest Reports Q1 2014 Financial Results
● Cash Flow from Operations of $6.6 million
● Net Earnings of $2.5 million
Q1 Conference Call at 10am PDT (1pm EDT) on May 15, 2014

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC - May 14, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the first quarter ended March 31, 2014. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2014 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

N. Eric Fier, President and COO stated; “We are pleased with the steady start to 2014, for which operating costs and production were consistent with budget, although our financial performance compared to the first quarter of 2013 was impacted by lower metal prices. Our all-in sustaining cash costs per silver equivalent ounce sold (2) at $9.71 continues to makes us one of the lowest cost precious metal producers. With the commissioning of our new 3,000 tpd mill, SilverCrest is well positioned to continue to generate strong operating cash flows in H2 2014, with continued strengthening of its cash position of $54.5 million at March 31, 2014.”

FINANCIAL HIGHLIGHTS OF Q1, 2014, Compared to Q1, 2013:

●  Cashflow from operations(1) decreased 25% to $6.6 million ($0.06 per share).
●  Cash operating cost per silver equivalent ounce sold (2) decreased 7% to $7.14.
●  All-in sustaining cash cost per silver equivalent ounce sold (2) decreased 40% to $9.71.
●  Revenues reported decreased 15% to $13.0 million.
●  Metal sales of 198,800 ounces of silver and 7,650 ounces of gold increased 27% and 4% respectively.
●  Realized spot metal prices declined from $30 to $21 (30%) for silver and from $1,626 to $1,319 (19%) for gold.
●  Net earnings were $2.5 million ($0.02 per share), compared to $6.0 million ($0.06 per share).
●  Cash and cash equivalents were $54.5 million (at March 31, 2014), compared to $41.1 million (at March 31, 2013).
●  Working capital was $63.7 million (at March 31, 2014), compared to $48.9 million (at March 31, 2013).
●  Bullion inventory at March 31, 2014, included 59,114 ounces of silver and 2,084 ounces of gold.

Comparison of the three months ended March 31, 2014 to March 31, 2013

Net earnings were $2,467,989 ($0.02 per share basic) for the first quarter compared with $6,002,276 ($0.06 per share basic) in 2013. The decrease in net earnings during the first quarter was primarily attributed by lower revenues resulting from significantly lower realized prices.

Silver and gold revenue totalled $13,005,527 (2013 - $15,329,642) in the first quarter. Silver sales totalled 198,800 ounces (2013 - 157,088), 27% higher than the same period in 2013. The foregoing, combined with a 30% lower average realized price at $21 (2013 - $30) per ounce, resulted in 12% less silver revenue. Total gold revenue reported in the first quarter decreased 16% compared to the same period in 2013. Total gold sales were 7,650 ounces (2013 - 7,370) or 4% above 2013. The Company sold 6,120 (2013 - 5,896) ounces of gold at an average realized price of $1,319 (2013 - $1,626) per ounce, a 19% decline and delivered 1,530 gold ounces (2013 - 1,474) under the Sandstorm Purchase Agreement at $350 per ounce.

Cost of sales amounted to $4,686,523 (2013 - $4,368,519). Operating cash cost per silver equivalent ounce sold amounted to $7.14, Ag:Au 60.0:1 (2013 - $7.69, Ag:Au 55.8:1). The decrease in operating cash cost per silver equivalent ounce sold is driven generally by the difference in silver equivalence ratios. The 40% decrease in all-in sustaining cash costs from Q1 2013, is primarily due to lower exploration costs incurred by the Company during Q1 2014.

General and administrative expenses increased by 10% to $1,477,002 (2013 - $1,340,926) primarily due to an increase in regulatory expenses resulting from the onetime TSX listing fee.

FINANCIAL AND OPERATING HIGHLIGHTS:	Q1 2014	Q1 2013
Cash flow from operations (1) (2)	$6,597,397	$8,775,212
Cash flow from operations (1)(2) per share	$0.06	$0.08
Cash operating cost per silver equivalent ounce sold (2)	$7.14	$7.69
All-in sustaining cash cost per silver equivalent ounce sold (2)	$9.71	$16.05
Revenues reported	$13,005,527	$15,329,642
Cost of sales	$4,686,523	$4,368,519
Depletion, depreciation and amortization	$1,721,406	$1,378,945
Mine operating earnings	$6,597,598	$9,582,178
Other net expenses	$(1,403,161)	$(2,076,475)
Foreign exchange (loss) gain	$(485,448)	$488,573
Tax expense	$(2,241,000)	$(1,992,000)
Net earnings	$2,467,989	$6,002,276
Exchange loss on translation to US Dollars	$-	$(878,199)
Comprehensive earnings	$2,467,989	$5,124,077
Weighted average number of common shares outstanding	111,315,927	107,170,245
Earnings per share – basic	$0.02	$0.06
Earnings per share – diluted	$0.02	$0.05
Adjusted earnings per share (2)	$0.02	$0.06
Silver ounces sold	198,800	157,088
Gold ounces sold	7,650	7,370
Silver equivalent ounces sold (2)	657,800	568,380
Ag : Au Ratio (2)	60.0:1	55.8:1

(1) Cash flow from operations before changes in working capital items.
(2) These are Non-IFRS performance measures. Refer to “CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES”. Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue its efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) complete commissioning of the new 3,000 tonne per day CCD-MC processing plant, (iii) complete accelerated development of the underground mine for initial underground production, (iv) expand resources and subsequent reserves at Santa Elena by systematic exploration of the deposit, (v) evaluate and acquire exploration properties in proximity to Santa Elena, (vi) complete evaluation of certain aspects at the La Joya Project to a Pre-Feasibility Study level in 2014.

CONFERENCE CALL

A conference call to discuss the results will be held on Thursday, May 15th. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Participant Dial In Number(s)
Local / International: 416-849-5572
North American Toll- Free: 1-866-809-6768

A replay of the conference call will be archived for later playback on the Company’s website at www.silvercrestmines.com.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover average silver and gold annual quantities of 1.5 million ounces of silver and 32,800 ounces of gold over the current 8 year reserve. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), “Cash flows from operations before changes in working capital items”, “Cash operating cost per silver equivalent ounce sold” “All-in sustaining cash cost per silver equivalent ounce sold”, and “Adjusted earnings per share” . The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the three months ended March 31, 2014, for a reconciliation of these measure to reported IFRS results.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.